RELIANCE Infrastructure
Anil Dhirubhai Ambani Group

RECEIVED
2009 AUG 31 P 1:14
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Reliance Infrastructure Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rinfra.com

August 28,2009

Exemption No : 82-35008

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

09046862

SUPPL

Dear Mr Dudek

Sub : **Disclosures made to Indian Stock Exchanges**

We refer to your letter granting exemption under Rule 12g3-2(b) of the Securities Act, 1934 and wish to inform you that we have submitted letters dated August 28, 2009 furnishing the Limited Review Report on the financial results of the company for the quarter ended June 30, 2009 to the Stock Exchanges in India as per requirements under the Listing Agreement executed with them.

Copies of the above letters are enclosed herewith for information and records.

Yours faithfully
For Reliance Infrastructure Limited

Subla V Jablaliya
for Ramesh Shenoy
Company Secretary

Encl:

9/1

RELIANCE Infrastructure
Anil Dhirubhai Ambani Group

Reliance Infrastructure Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rinfra.com

August 28, 2009

The Manager
Dept. of Corporate Services
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
BSE Scrip Code : 500390

Dear Sirs,

Sub: **Limited Review Report for the quarter ended June 30, 2009**

Pursuant to Clause 41 of the Listing Agreement, we enclose a copy of the Limited Review Report for the quarter ended June 30, 2009, duly certified by the Auditors of the Company.

Kindly acknowledge receipt.

Yours faithfully
For Reliance Infrastructure Limited

Ramesh Shenoy
Company Secretary

Encl :

RELIANCE Infrastructure
Anil Dhirubhai Ambani Group

Reliance Infrastructure Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rinfra.com

August 28, 2009

The Asst Vice President
Listing Department
National Stock Exchange of India Ltd
Exchange Plaza, C-1, Block G
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051
NSE Symbol : RELINFRA

Dear Sirs,

Sub: **Limited Review Report for the quarter ended June 30, 2009**

Pursuant to Clause 41 of the Listing Agreement, we enclose a copy of the Limited Review Report for the quarter ended June 30, 2009, duly certified by the Auditors of the Company.

Kindly acknowledge receipt.

Yours faithfully
For Reliance Infrastructure Limited

Ramesh Shenoy
Company Secretary

Encl :

LIMITED REVIEW REPORT
TO THE BOARD OF DIRECTORS OF RELIANCE INFRASTRUCTURE LIMITED

1. We have reviewed the accompanying statement of 'Un-audited standalone financial results for the quarter ended June 30, 2009 (the 'Statement') in which are incorporated the results for the quarter ended June 30, 2009 ('interim financial information') of Reliance Infrastructure Limited (the 'Company') prepared by the Company pursuant to Clause 41 of the Listing Agreement with the Stock Exchanges in India, which has been initialled by us for identification purposes. This Statement is the responsibility of the Company's management and has been approved by the Board of Directors/Committee of Board of Directors. Our responsibility is to issue a report on the Statement based on our review.

2. We conducted our review in accordance with the Standard on Review Engagement (SRE) 2400, "Engagements to Review Financial Statements" issued by the Institute of Chartered Accountants of India. This Standard requires that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement.

3. A review is limited primarily to inquiries of Company's personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

4. Based on our review conducted as above, nothing has come to our attention that causes us to believe that the Statement prepared, fairly in all material respects, in accordance with the Accounting Standards notified pursuant to the Companies (Accounting Standards) Rules, 2006 as per Section 211(3C) of the Companies Act, 1956 and other recognised accounting practices and policies, has not disclosed the information required to be disclosed in terms of Clause 41 of the Listing Agreement including the manner in which it is to be disclosed, or that it contains any material misstatement.

5. Further, we also report that we have traced the number of shares as well as the percentage of shareholdings in respect of the aggregate amount of public shareholdings, as well as that of the promoters and promoter group (both pledged/encumbered and non-encumbered), as disclosed in aforesaid Statement in terms of Clause 35 of the Listing Agreement, from the representations and other records and information and explanations given to us by the Company's management, and found the same to be in accordance therewith.

For **Price Waterhouse**
Chartered Accountants

Partha Ghosh

Partha Ghosh
Partner
Membership No. F55913

Date: July 30, 2009
Place: Mumbai

For **Chaturvedi & Shah**
Chartered Accountants

CHATURVEDI & SHAH MUMBAI CHARTERED ACCOUNTANTS

C. D. Lala
Partner
Membership No. F35671

Date: July 30, 2009
Place: Mumbai

Reliance Infrastructure
Anil Dhirubhai Ambani Group

RELIANCE INFRASTRUCTURE LIMITED

Registered Office: Reliance Energy Centre, Santa Cruz (East), Mumbai 400 055.
website:www.rinfra.com

unaudited financial results for the quarter ended June 30, 2009

(Rs. crore)

Sr. No.	Particulars	Quarter ended		Year ended
		30-06-2009	30-06-2008	31-03-2009 (Audited)
1	(a) Net sales of Electrical Energy (See Note No 4)	1,855.29	1,763.73	7,183.09
	(b) Income from EPC and Contracts Division	551.93	434.38	2,436.76
	(c) Other Operating Income	39.11	92.18	248.76
	Total Operating Income	2,446.33	2,290.29	9,868.61
2	Expenditure			
	(a) Cost of Electrical Energy purchased	984.83	1,082.26	4,253.99
	(b) Cost of Fuel	323.42	296.79	1,166.78
	(c) Tax on Sale of Electricity	42.25	37.04	152.96
	(d) Cost of Materials and Sub-contract Charges (EPC and Contracts)	440.74	357.11	1,966.49
	(e) Employees Cost	154.94	124.51	536.62
	(f) Depreciation (See Note No 3)	72.20	61.21	244.88
	(g) Other Expenditure	200.63	106.75	760.84
	Total Expenditure	2,219.01	2,065.67	9,082.56
3	**Profit from operations before Other Income (net) and Interest**	227.32	224.62	786.05
4	Other Income (net)	244.18	110.26	737.88
5	**Profit before Interest**	471.50	334.88	1,523.93
6	Interest and Finance Charges	103.67	77.42	330.50
7	**Profit from Ordinary Activities before tax**	367.83	257.46	1,193.43
8	Provision for Taxation			
	- Current Tax	53.00	30.00	175.75
	- Deferred Tax	(3.24)	2.50	(54.56)
	- Fringe Benefit Tax	1.50	1.50	5.70
	- Tax adjustment for earlier years	-	(29.08)	(72.34)
9	**Net Profit for the period**	316.57	252.54	1,138.88
10	Paid-up Equity Share Capital (Face Value of Rs. 10 per Share)	225.31	231.51	226.06
11	Reserves including Statutory Reserves excluding Revaluation Reserves			10,308.14
12	Earnings Per Share (* not annualised)			
	(a) Basic (Rs.)	14.05 *	10.81 *	49.45
	(b) Diluted (Rs.)	14.05 *	10.81 *	48.54
13	Aggregate of Public Shareholding			
	- Number of Shares	140,241,616	140,513,372	141,395,121
	- Percentage of Shareholding	62.26	60.70	62.44
14	Promoter and promoter group shareholding			
	a) Pledged/Encumbered			
	- Number of shares	37,238,281		37,238,281
	- Percentage of shares (as a % of the total shareholding of promoter and promoter group)	43.79		43.79
	- Percentage of shares (as a % of the total share capital of the Company)	16.53		16.45
	b) Non-encumbered			
	- Number of shares	47,790,365		47,790,365
	- Percentage of shares (as a % of the total shareholding of promoter and promoter group)	56.21		56.21
	- Percentage of shares (as a % of the total share capital of the Company)	21.21		21.11

Reliance Infrastructure Limited Mumbai

Chaturvedi & Shah Chartered Accountants Mumbai

For Identification
Price Waterhouse

Reliance Infrastructure
Anil Dhirubhai Ambani Group

RELIANCE INFRASTRUCTURE LIMITED

Registered Office: Reliance Energy Centre, Santa Cruz (East), Mumbai 400 055.
website:www.rinfra.com

segment-wise revenue, results and capital employed

(Rs. crore)

Sr. No.	Particulars	Quarter ended		Year ended
		30-06-2009	30-06-2008	31-03-2009 (Audited)
1	**Segment Revenue**			
	- Electrical Energy	1,880.49	1,836.84	7,369.64
	- EPC and Contracts Division	565.84	443.93	2,498.97
	Total	2,446.33	2,280.77	9,868.61
	Less : Inter Segment Revenue	-	-	-
	Net Sales / Income from Operations	2,446.33	2,280.77	9,868.61
2	**Segment Results**			
	Profit before Tax and Interest from each segment :			
	- Electrical Energy	176.89	177.61	624.24
	- EPC and Contracts Division	54.10	47.39	204.24
	Total	230.99	225.00	828.48
	- Interest and Finance Charges	(103.67)	(77.42)	(330.50)
	- Interest Income	36.74	119.07	338.81
	- Other un-allocable Income net of expenditure	203.77	(9.19)	356.64
	Profit before Tax	367.83	257.46	1,193.43
3	**Capital Employed**			
	- Electrical Energy	5,239.87	3,646.88	5,117.78
	- EPC and Contracts Division	279.85	(840.51)	155.06
	- Unallocated Corporate Assets (net)	6,652.62	8,731.35	6,634.60
	Total	12,172.34	11,537.72	11,907.44

Reliance Infrastructure Limited Mumbai

CHATURVEDI & SHAH MUMBAI CHARTERED ACCOUNTANTS

For Identification
Price Waterhouse

Notes:

1. In the matter of Standby Charges, the Company had accounted liabilities in its books of accounts in the year ended March 31, 2005 based on the Maharashtra Electricity Regulatory Commission (MERC) order dated May 31, 2004. Pending final determination of the matter by the Hon'ble Supreme Court, the Company has not accounted for the reduction of Rs. 15.60 crore in standby charges liability from Rs. 515.60 crore determined by MERC as well as interest amount payable by The Tata Power Company Limited (TPC) to the Company (at 10% per annum commencing from April 1, 2004 till the date of payment) as per the Appellate Tribunal for Electricity (ATE) order dated December 20, 2006. As per the Supreme Court interim order dated February 7, 2007, TPC has furnished a bank guarantee for Rs. 227 crore and also deposited Rs. 227 crore with the Court which the Company has withdrawn and accounted as other liabilities pending final adjustment. The matter is awaiting listing with the Supreme Court for final hearing.

2. Pursuant to the order passed by the MERC dated December 12, 2007, in case No. 7 of 2002, TPC has claimed an amount of Rs. 323.87 crore towards the following:
   (a) Difference in the energy charge for energy supplied by TPC at 220 kV interconnection for the period March 2001 to May 2004 along with interest at 24% per annum up to December 31, 2007, and
   (b) Minimum offtake charges for energy for the years 1998-99 to 1999-2000 along with interest at 24% per annum up to December 31, 2007.

   In an appeal filed by the Company, ATE held that the amount in the matter (a) above is payable by the Company along with interest at State Bank of India prime lending rate for short term borrowings. The matter (b) is remanded to MERC for redetermination. The Company has filed an appeal against the said order before the Supreme Court, which while admitting the appeal, has restrained TPC from taking any coercive action in respect of the matter stated at Sr. No. (a) above and TPC has also filed an appeal against the said order.

3. The Company had revalued its Plant and Machinery located at Dahanu during the financial year 2003-04 and the depreciation figures shown in the unaudited financial results are net of effect of revaluation since the corresponding amount is withdrawn from the Revaluation Reserve which does not have impact on profit for the quarter.

4. The Maharashtra Electricity Regulatory Commission (MERC), following due process of review of costs and public hearing, vide its Order dated June 15, 2009 had determined Tariff (applicable from June 1, 2009) for financial year 2009-10. Subsequently, the Commission withheld the applicability of tariffs of some consumer categories whose tariffs had been increased, till the Commission issues further Order. In view of above, during the reporting quarter, the Company has accounted revenue (including Fuel Adjustment Charge) from the sale of electricity in Mumbai region as per the said order dated July 15, 2009 of MERC. The Company continues to account for the revenue gaps determined by the regulator's orders as regulatory assets.

5. The Scheme of Restructuring envisaging transfer of various operating divisions of the Company to resulting six wholly owned subsidiaries has since received the approval of the shareholders and the formal order of Bombay High Court approving the scheme is awaited.

6. Pursuant to the approval of the Board of Directors for buy-back of Equity shares under Section 77A of the Companies Act, 1956, the Company bought-back 753,505 equity shares during the quarter ended June 30, 2009. Consequently the paid-up capital stands reduced to Rs. 225.27 crore.

7. Pursuant to the approval by Committee of Directors in their meeting on May 24, 2009, the Company has forfeited the amount of Rs. 783.49 crore, being the 10% advance amount received against the 4.30 crore warrants issued on January 20, 2008 to a promoter company, which opted not to exercise the option of conversion of these warrants into equity shares. The said amount has been credited to the Capital Reserve account.

8. There were no exceptional/extraordinary items during the quarter ended June 30, 2009.

9. Information on investor complaints pursuant to Clause 41 of the listing agreement for the quarter ended June 30, 2009: opening: Nil additions: 90 disposals: 90 closing: Nil

10. The above standalone results for the quarter ended June 30, 2009, have been subjected to a "Limited Review" by the auditors of the Company, as per the listing agreement entered into with the stock exchanges in India.

11. After review by the Audit Committee, the Board of Directors of the Company have approved the results at their meeting held on July 30, 2009.

12. Figures of the previous year / period have been regrouped / reclassified wherever considered necessary.

For and on behalf of the Board of Directors

Anil D. Ambani
Chairman

Place: Mumbai
Date: July 30, 2009

CHATURVEDI & SHAH CHARTERED ACCOUNTANTS MUMBAI

For Identification
Price Waterhouse